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                           September 25, 2023

       Nathan Givoni
       Chief Executive Officer
       Gelteq Limited
       Level 4
       100 Albert Road
       South Melbourne VIC, 3025
       Australia

                                                        Re: Gelteq Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed September 15,
2023
                                                            File No. 333-267169

       Dear Nathan Givoni:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form F-1/A filed September 15, 2023

       Financial Statements, page F-1

   1. Please note the applicable 12 and 15 month updating requirement guidance regarding your audited financial
statements. See the Instructions to Item 8.A.4 of Form 20-F.
 Nathan Givoni
Gelteq Limited
September 25, 2023
Page 2

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameNathan Givoni
                                                         Division of
Corporation Finance
Comapany NameGelteq Limited
                                                         Office of Life
Sciences
September 25, 2023 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName